Exhibit 99

             Van der Moolen: Net Income of Eur 6.9 Million
                    in the Second Quarter of 2003


    AMSTERDAM, the Netherlands--(BUSINESS WIRE)--Aug. 7, 2003--Van der Moolen, specialist, market maker and proprietary trader in the important
American and European equity, option and fixed income markets, realized net income from ordinary activities of EUR 6.9 million in the second quarter of 2003, 59% less than in the second quarter of 2002 and 13% less than in the first quarter of 2003.
    Net income per common share from ordinary business activities was EUR 0.16, a 62% decrease compared to the second quarter of 2002 and a 14% decrease compared to the first quarter of 2003.
    Van der Moolen was able to close every trading day (100%) of the second quarter of 2003 with a positive trading result.


Key Figures
------------------------------ --------------------- -----------------
                         2nd        2nd       1st
Euros millions         quarter    quarter    quarter    6 months
                        2003       2002       2003     2003  2002
------------------------------ --------------------- -----------------
Revenues                 47.5   86.3  -45% 48.4  -2%   95.9 164.2 -42%
------------------------------ --------------------- -----------------
Operating income         14.1   34.8  -59% 12.3  15%   26.4  67.1 -61%
------------------------------ --------------------- -----------------
Net income from
 ordinary activities      6.9   16.9  -59%  7.9 -13%   14.8  34.6 -57%
------------------------------ --------------------- -----------------
Guarantee capital       495.0  559.4  -12%548.2 -10%  495.0 559.4 -12%
------------------------------ --------------------- -----------------

Per common share
 data (Euros x 1)
------------------------------ --------------------- -----------------
Net income from
 ordinary activities     0.16   0.42  -62% 0.19 -14%   0.35  0.87 -60%
------------------------------ --------------------- -----------------
Cash earnings            0.25   0.52  -51% 0.28  -9%   0.53  1.05 -49%
------------------------------ --------------------- -----------------


    Fred Bottcher, CEO of Van der Moolen, commented: "Despite poor market conditions and charges for reorganization and severance that we took in the second quarter of 2003, we showed a 15% improvement in our operating income compared with the first quarter. We believe that the decline in income from our NYSE specialist unit is temporary, while the small improvements we saw in European and option trading should be sustainable. However, we continue to look to improved market conditions to drive a full recovery in our earnings. July witnessed no clear improvement in these conditions compared with the second quarter, but benefits from the cost reductions we have made will be evident in our results for the rest of 2003."

    Results for the second quarter of 2003

    The exchanges on which we trade experienced solid turnover gains during the second quarter, largely as a result of strong price increases. Intraday volatility, however, was the weakest we have seen in some time. End-investors - both private individuals and institutions - were largely on the sidelines, so that professional traders accounted for a large share of trading activity, similar to the levels seen in the preceding quarter.
    We earned revenue of EUR 47.5 million in the second quarter of 2003, a decrease of 2% compared with the first quarter. Compared with the second quarter of 2002, revenues were down 45%. In the second quarter of 2003, 79% of total revenues were earned in the United States, compared with 81% in the first quarter of 2003 and 79% in the second quarter of 2002.
    In euro terms, revenues at VDM Specialists fell by 52% year on year and 9% compared with the first quarter of 2003; in U.S. dollar terms, these figures were 40% and 3%, respectively. VDM Specialists closed every day of the second quarter of 2003 with a positive trading result. Revenues from U.S. option trading activities amounted to EUR
2.0 million, an improvement compared with both the first quarter of 2003 and the second quarter of 2002. Revenues from European trading of equities, bonds and options declined by 15% compared with the first quarter of 2003 and 55% compared with the same period last year. Unallocated and Holding revenues were boosted by a gain on our dollar hedge during the second quarter.
    Transaction costs declined 41% year on year and 4% from the preceding quarter. Currency effects and a lower level of activity at all our trading units, partly offset by higher NYSE and S.E.C. expenses from April 2003, account for the decrease.
    Operating costs dropped by 33% compared with the second quarter of 2002, as a result of lower bonus accruals, depreciation of the U.S. dollar and the effects of cost containment measures. Compared to the first quarter of 2003, second quarter operating costs fell by 8%, influenced by all the same factors, despite the fact that we took charges of EUR 1.1 million for reorganization and severance during the second quarter, compared with EUR 0.2 million in the first.
    Second quarter 2003 operating income before amortization of intangible fixed assets was EUR 15.6 million, a 58% decrease from the same period last year and a 13% increase compared to the first quarter of the current year.
    Our operating margin (EBITA divided by total revenues) was 33% in the second quarter, compared with 43% the year before and 29% in the preceding quarter. The year-on-year decrease is largely the result of the decline in revenues. The quarter-to quarter increase results from the fact that the effect of decreased revenues was more than fully offset by decreased expenses, mainly due to lower bonus accruals and the effect of cost containment measures taken. All pre-tax cost categories were stable or lower than in the first quarter of 2003.
    Amortization of intangible fixed assets was unchanged from the first quarter of 2003 at EUR 1.5 million.
    Our effective tax rate on income from ordinary activities, after deduction of minority interests, was 22%, which compares with 30% in the second quarter of 2002 and 10% in the first quarter of 2003. The lower tax rate is largely explained by the fact that tax deductions resulting from our concern financing company and goodwill amortization in the U.S. are relatively stable, while our earnings have declined.
    Minority interests declined by 63% year-on-year, primarily due to the lower level of income at VDM Specialists, and were unchanged compared with the preceding quarter.
    Net income from ordinary activities, after minority interests, was EUR 6.9 million, down 59% compared with the second quarter of 2002 and down 13% compared with the first quarter of this year. Net income was reduced by EUR 0.8 million as a result of losses at our U.S. option trading activities, which made net losses of EUR 1.5 million in the first quarter of 2003 and EUR 3.6 million in the second quarter last year.
    Net income per common share from ordinary activities, calculated using the average number of common shares outstanding during the quarter, and less dividends on preferred financing shares, was EUR 0.16, compared with EUR 0.42 (-62%) in the second quarter of 2002 and EUR 0.19 (-14%) in the first quarter of 2003.
    Cash earnings per common share in the second quarter of 2003 were EUR 0.25 in the second quarter of 2003, a 51% decrease year on year and a 9% decrease compared with the preceding quarter.

    Cashflow and investment

    Cashflow from operating activities was EUR 6.2 million in the first half of 2003, primarily as a result of a change in working capital and net income. Cashflows from investing activities were a positive EUR 2.2 million, primarily as a result of the sale of our interest in Tullett Plc. Negative cashflows of EUR 14.4 million from financing activities were primarily due to the payment of our common share dividend on April 25, 2003, which was partly compensated by short term loans taken up. After the effect of currencies on our cash balances, we had negative cashflow of EUR 37.4 million during the first half year.

    Balance Sheet

    Our balance sheet total rose by EUR 352 million to EUR 1,846.7 million from December 31, 2002 to June 30, 2003. The rise is primarily the result of increases in positions in the process of clearing of bond positions at our London unit, partly compensated by decreased balance sheet totals at our U.S. option businesses.
    Shareholders' Equity on June 30, 2003 was EUR 261.2 million, compared with EUR 312.2 million on December 31, 2002. The depreciation of the U.S. dollar with respect to the euro had a negative effect on Shareholders' Equity, as did the cash dividend payment in April, 2003, and EUR 6.7 million in share repurchases. This was partially compensated by positive net income in the first half. A total of 732,000 shares have been repurchased to date.

    U.S. GAAP accounts

    Earnings calculated according to U.S. GAAP in the second quarter of 2003 amounted to EUR 5.1 million, a 58% decline from the second quarter of 2002 and a 28% increase relative to the first quarter of the current year.
    There is a difference between Dutch and U.S. accounting treatment for our currency options. Contrary to Dutch practice, FAS 133 requires our currency options to be carried at fair value. Since the fair value of the options increased during the second quarter of 2003, this added EUR 1.1 million to net income under U.S. GAAP.

    Anticipated Changes to the Supervisory Board

    Prof. dr. S. Bergsma, Chairman of our Supervisory Board has informed us that he does not intend to seek re-election upon the expiry of his current term on April 14, 2004. Prof. dr. R.G.C. van den Brink has accepted the request of the Supervisory Board to assume the role of Chairman as successor to dr. Bergsma. In anticipation of this, dr. Van den Brink was elected Vice Chairman of the Supervisory Board with effect from August 1, 2003.
    For further information please contact Investor Relations/Corporate Communications, telephone: +31 (0)20 535 6789
    For more information about Van der Moolen, please visit www.vandermoolen.com.

    n.b.:

    At 16:00 CET today, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com. For more information, please contact Taylor Rafferty, Karen Wagner, telephone:
+1 (212) 889 4350.



                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

------------------------   -------------- --------- ------------------
(amounts  in millions of    Q2  Q2        Q1           6      6
 Euros, except per share                             months months
 data)                     2003 2002  %   2003    %   2003   2002    %
------------------------   -------------- --------- ------------------

Revenues                   47.5 86.3 -45% 48.4  -2%   95.9  164.2 -42%
  Transaction costs         7.3 12.4 -41%  7.6  -4%   14.9   21.5 -31%
Net revenues               40.2 73.9 -46% 40.8  -1%   81.0  142.7 -43%
  Fixed personnel expenses 12.2 14.0      12.3        24.5   27.9
  Variable personnel
    expenses                2.7  9.5       3.8         6.5   17.9
  Seat leases               3.8  4.6       4.3         8.1    9.2
  Information and
    communication expenses  1.4  2.0       1.3         2.7    3.6
  Depreciation              0.7  0.6       0.7         1.4    1.3
  Amortization of
    intangible fixed assets 1.5  2.4       1.5         3.0    4.1
  General and
    administrative expenses 3.8  6.0       4.6         8.4   11.6
Total operating expenses   26.1 39.1 -33% 28.5  -8%   54.6   75.6 -28%

Operating income           14.1 34.8 -59% 12.3  15%   26.4   67.1 -61%

  Net interest income
    (expense)              (2.8)(3.8)     (2.8)       (5.6)  (7.6)
  Gain on disposal of
    financial fixed assets    -    -       1.9         1.9      -

Income from ordinary
 activities before tax     11.3 31.0 -64% 11.4  -1%   22.7   59.5 -62%
  Taxation                  1.9  7.3       0.9         2.8   12.7

Group income after
 taxation                   9.4 23.7 -60% 10.5 -10%   19.9   46.8 -57%
  Minority interest         2.5  6.8       2.6         5.1   12.2
Net income                  6.9 16.9 -59%  7.9 -13%   14.8   34.6 -57%


                                  Q2         Q2   %          Q1   %
                                 2003       2002            2003
-------------------------- -------------------------- ---------------
Net income from ordinary
 activities                       6.9       16.9 -59%        7.9 -13%
Dividends on financing
 preferred shares                 0.8        0.7             0.7
Net income from ordinary
 activities attributable
 to holders of common
 shares                           6.1       16.2 -62%        7.2 -15%
Cash earnings attributable
 to holders of common
 shares                           9.5       19.9 -52%       10.6 -10%
Average number of common
 shares outstanding 1)     37,748,417 38,399,328  -2% 38,225,334  -1%
Diluted average number of
 common shares outstanding
 1)                        37,748,417 38,532,956  -2% 38,225,334  -1%
Per share data:
Net income from ordinary
 activities per common
 share 1)                     EUR 0.16   EUR 0.42 -62%   EUR 0.19 -14%
Diluted net income from
 ordinary activities per
 common share 1)              EUR 0.16   EUR 0.42 -62%   EUR 0.19 -14%
Cash earnings per share
 (Cash EPS)                   EUR 0.25   EUR 0.52 -51%   EUR 0.28 -9%
Diluted Cash EPS              EUR 0.25   EUR 0.52 -51%   EUR 0.28 -9%
-------------------------- -------------------------- ---------------


                                           6 months   6 months   %
                                              2003       2002
---------------------------------------------------------------------
Net income from ordinary
 activities                                 14.8       34.6   -57%
Dividends on financing
 preferred shares                            1.5        1.4
Net income from ordinary
 activities attributable to
 holders of common shares                   13.3       33.2    -60%
Cash earnings attributable
 to holders of common shares                20.1       40.2    -50%
Average number of common
 shares outstanding 1)                37,985,558 38,367,202     -1%
Diluted average number of
 common shares outstanding 1)         37,985,558 38,566,453     -2%

Per share data:

Net income from ordinary
 activities per common
 share 1)                              EUR 0.35    EUR 0.87    -60%
Diluted net income from
 ordinary activities per
 common share 1)                       EUR 0.35    EUR 0.86    -59%
Cash earnings per share
 (Cash EPS)                            EUR 0.53    EUR 1.05    -49%
Diluted Cash EPS                       EUR 0.53    EUR 1.04    -49%

   1) (Diluted) average number of common shares outstanding and EPS figures for first quarter 2002 have been adjusted for stock dividends issued in April 2002.


Van der Moolen
 Holding N.V.                                          6      6
Revenue breakdown in     Q2    Q2          Q1        months months
millions of Euros       2003  2002   %    2003   %    2003   2002   %
---------------------------------------- ---------- ------------------
VDM Specialists         34.7  71.9        38.0        72.7  136.8
  Net gain on
    principal
    transactions        25.3  60.4  -58%  29.5 -14%   54.8  114.7 -52%
  Commissions            7.1   9.0  -21%   7.0   1%   14.1   17.1 -18%
  Other                  2.3   2.5   -8%   1.5  53%    3.8    5.0 -24%
US Option Business       2.0  (3.5) 157%   0.2 900%    2.2   (4.6)
European Trading         7.2  16.1  -55%   8.5 -15%   15.7   27.7 -43%
Unallocated and
 Holding                 3.6   1.8  100%   1.7 112%    5.3    4.3  23%
---------------------------------------- ---------- ------------------
Total revenues          47.5  86.3  -45%  48.4  -2%   95.9  164.2 -42%
---------------------------------------- ---------- ------------------

Van der Moolen
 Holding N.V.                                          6      6
EBITA, millions of       Q2    Q2          Q1        months months
 Euros                  2003  2002    %   2003   %    2003   2002  %
---------------------------------------- ---------- ------------------
VDM Specialists         15.6  45.3  -66%  17.9 -13%   33.5   85.4 -61%
US Option Business      (0.8) (7.8)  90%  (2.5) 68%   (3.3) (13.6)-76%
European Trading         0.8   2.1  -62%   0.4 100%    1.2    3.1 -61%
Unallocated and
 Holding                   -  (2.4)-100%  (2.0)100%   (2.0)  (3.7)-46%
---------------------------------------- ---------- ------------------
Total EBITA             15.6  37.2  -58%  13.8  13%   29.4   71.2 -59%
---------------------------------------- ---------- ------------------

VDM Specialists
 (VDMS)                                                6      6
Key figures (Dutch       Q2    Q2          Q1        months months
 GAAP)                  2003  2002        2003        2003   2002
---------------------------------------- ---------- ------------------
VDM Specialists
 revenues ($
 million)               39.6  66.4        40.7        80.3  123.3
  Net gain on
    principal
    transactions        28.9  55.8        31.6        60.5  103.5
  Commissions            8.0   8.3         7.5        15.5   15.4
  Other                  2.7   2.3         1.6         4.3    4.4
Total value of
 trading on NYSE
 ($ billion)           2,497 2,682       2,173       4,670  5,273
Value of trading in
 VDMS assignments
 ($ billion)             289   277         238         527    510
  VDMS market share
    in dollar value
    NYSE                11.6% 10.3%       11.0%       11.3%   9.7%
VDMS value of
 principal shares
 traded ($ billion)       80    95          76         156    176
  Participation rate    27.7% 34.4%       31.7%       29.5%  34.6%
VDMS net gain on
 principal transactions
 ($ million)            28.9  55.8        31.6        60.5  103.5
  Realization rate
    (basis points)       3.6   5.9         4.2         3.9    5.9
---------------------------------------- ---------- ------------------

Source: NYSE, Van der Moolen

                      Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                        (Dutch GAAP, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)      June 30, 2003  Dec. 31, 2002
----------------------------------------------------------------------
Assets
Fixed assets
Intangible fixed assets                     146.9          163.2
Tangible fixed assets                         8.1            9.3
Financial fixed assets                      103.5          121.6
                                           ------         ------
                                               258.5          294.1
Current assets
Long positions securities                   589.3          457.0
Clearing organizations and professional
 parties                                    699.3          398.1
Accrued income and other receivables          6.6           11.5
Cash and cash-equivalents                   293.0          334.0
                                           ------         ------
                                             1,588.2        1,200.6
----------------------------------------------------------------------
Total assets                                 1,846.7        1,494.7
----------------------------------------------------------------------

Shareholders' equity and liabilities
Shareholders' equity                        261.2          312.2
Minority interest                            56.3           62.0
                                           ------         ------
Group equity                                   317.5          374.2
Provisions
Deferred tax liabilities                      8.2           10.3
Other provisions                              1.9            2.0
                                           ------         ------
                                                10.1           12.3
Long-term liabilities
Subordinated debt                           177.5          199.4
Long-term debt                                2.0            6.9
                                           ------         ------
                                               179.5          206.3
Short-term liabilities
Short positions securities                  603.6          691.3
Clearing organizations and
 professional parties                       622.1          123.8
Short-term loans                             40.0            8.3
Advanced by clearing organizations           38.9           42.5
Accrued expenses and other liabilities       35.0           36.0
                                           ------         ------
                                             1,339.6          901.9
----------------------------------------------------------------------
Total shareholders' equity and
 liabilities                                 1,846.7        1,494.7
----------------------------------------------------------------------

----------------------------------------------------------------------
Guarantee capital                              495.0          573.6
----------------------------------------------------------------------

                      Van der Moolen Holding N.V.
       Consolidated statement of cash flow/ Movement schedule of
                          shareholders'equity
                        (Dutch GAAP, unaudited)

Consolidated statement of cash flow
----------------------------------------------------------------------
(Amounts in millions of Euros)              6 months     6 months
                                              2003         2002
----------------------------------------------------------------------
Cash flow from operating activities
Net income                                   14.8           34.6
Net gain on disposal of financial fixed
 assets                                      (1.9)             -
Minority interest                             5.1           12.2
Depreciation and amortization of fixed
 assets                                       4.4            5.4
Change deferred taxation                      2.9              -
Change in provisions                         (0.1)             -
Change in working capital                   (19.0)          63.7
                                           ------         ------
                                                 6.2          115.9
Cash flow from investing activities
Investments in tangible fixed assets         (0.9)          (1.7)
Disposals of tangible fixed assets            0.1            0.8
Acquired group companies, less cash received    -          (61.5)
Divestments and repayments of financial
 fixed assets                                 3.0            0.6
                                           ------         ------
                                                 2.2          (61.8)
Cash flow from financing activities
Net change in subordinated debt and long-
 term liabilities                            (4.9)          46.2
Net change of short-term loans               31.7            2.0
Issued shares                                   -            1.2
Purchase of common shares                    (6.7)             -
Dividend payment                            (28.8)         (21.2)
Net change in minority interest              (5.7)          (7.9)
Other movements                                 -           (0.2)
                                           ------         ------
                                               (14.4)          20.1
Currency exchange differences on cash
 and cash-equivalents, net of amounts
  advanced by clearing organizations           (31.4)         (39.6)
Change in cash and cash-equivalents,
 net of amounts advanced by clearing
  organizations                                (37.4)          34.6
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at
  January 1,                                   291.5          257.5
                                           ------         ------
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations
  at June 30,                                  254.1          292.1
----------------------------------------------------------------------


Movement in shareholders'equity
----------------------------------------------------------------------
(Amounts in millions of euros)              6 months     6 months
                                              2003         2002
----------------------------------------------------------------------

Shareholders' equity at January 1              312.2          265.7
Exercise of options                             -            1.2
Cash dividend                               (27.3)         (19.8)
Currency exchange differences               (30.3)         (35.6)
Net income for the period January 1 - June
 30,                                         14.8           34.6
Preferred dividend for the period January 1
 - June 30                                   (1.5)          (1.4)
Purchase of common shares                    (6.7)             -
Other                                           -           (0.2)
                                           ------         ------
                                              (51.0)         (21.2)
                                           ------         ------
Shareholders' equity at June 30               261.2          244.5
----------------------------------------------------------------------


                      Van der Moolen Holding N.V.
                  Net income and shareholders' equity
                         (US GAAP, unaudited)

(amounts  in millions of         Q2         Q2              Q1
 Euros)                         2003       2002   %        2003   %
------------------------- -------------------------- ---------------
Net income in accordance
 with Dutch GAAP                 6.9       16.9 -59%        7.9 -13%
Adjustments to reported
 net income
Amortization of
 intangible fixed assets        (0.4)      (0.6)           (0.4)
Pensions                           -          -               -
Stock options                   (1.3)      (1.4)           (1.3)
Other                            1.7       (0.5)           (1.0)
Taxation                        (1.8)      (2.2)           (1.2)
                          ----------------------     -----------

Net income in accordance
 with US GAAP                    5.1       12.2 -58%        4.0  28%
Dividend on financing
 preferred shares               (0.8)      (0.7)           (0.7)
Net income in accordance
 with US GAAP attributable
 to common shares                4.3       11.5 -63%        3.3  30%
Average number of common
 shares outstanding       37,748,417 38,399,328      38,225,334
Diluted average number of
 common shares
 outstanding              37,748,417 38,532,956      38,225,334

 (amounts in euros)
-------------------------
Net income from ordinary
 activities per common
 share in accordance with
 Dutch GAAP                     0.16       0.42 -62%       0.19 -14%
Basic earnings per common
 share in accordance with
 US GAAP                        0.11       0.30 -62%       0.09  32%
Diluted net income from
 ordinary activities per
 common share in
 accordance with Dutch
 GAAP                           0.16       0.42 -62%       0.19 -14%
Diluted earnings per
 common share in
 accordance with US GAAP        0.11       0.30 -62%       0.09  32%


                        Van der Moolen Holding
                                 N.V.
                            Net income and
                         shareholders' equity
                         (US GAAP, unaudited)


(amounts in millions of
  Euros)                       6 months    6 months
                                  2003       2002     %
---------------------------------------------------------
Net income in accordance
 with Dutch GAAP                  14.8       34.6    -57%
Adjustments to reported
 net income
Amortization of
 intangible fixed assets          (0.8)      (1.2)
Pensions                             -        0.4
Stock options                     (2.6)      (2.8)
Other                              0.7       (0.5)
Taxation                          (3.0)      (4.8)
                            -------------------------

Net income in accordance
 with US GAAP                      9.1       25.7    -65%
Dividend on financing
 preferred shares                 (1.5)      (1.4)
Net income in accordance
 with US GAAP attributable
 to common shares                  7.6       24.3    -69%
Average number of common
 shares outstanding         37,985,558 38,367,202
Diluted average number of
 common shares
 outstanding                37,985,558 38,566,453

 (amounts in euros)

Net income from ordinary
 activities per common
 share in accordance with
 Dutch GAAP                       0.35       0.87    -60%
Basic earnings per common
 share in accordance with
 US GAAP                          0.20       0.63    -68%
Diluted net income from
 ordinary activities per
 common share in
 accordance with Dutch
 GAAP                             0.35       0.86    -59%
Diluted earnings per
 common share in
 accordance with US GAAP          0.20       0.63    -68%

(amounts in                                            6      6
 millions of Euros)           Q2   Q2        Q1      months months
                             2003 2002  %   2003  %   2003   2002    %
---------          ------------------------ ------- ------------------
Depreciation and amortization
fixed assets in accordance with
US GAAP

Depreciation                  0.7  0.6       0.7       1.4    1.3
Amortization of
 intangible fixed
 assets                       1.7  2.7       1.7       3.4    4.9

                   --------------------     -----   --------------
Total depreciation
 and amortization
 fixed assets in
 accordance with US
 GAAP                         2.4  3.3 -27%  2.4 0%    4.8    6.2 -23%
------------------------------------------- ------- ------------------

(amounts in millions of Euros)                    June 30,    Dec. 31,
                                                   2003        2002
----------------------------------------------------------------------

Shareholders' equity in
 accordance with Dutch GAAP                       261.2       312.2

Adjustments to reported
 shareholders' equity
Goodwill and specialist
 assignments                                      204.4       219.2
Pensions                                            7.9         7.9
Taxation                                          (20.6)      (17.5)
Other                                               2.2         1.5
----------------------------------------------------------------------
Shareholders' equity in
 accordance with US GAAP                          455.1       523.3
----------------------------------------------------------------------


    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.


    CONTACT: Van der Moolen Holding NV
             Investor Relations/Corporate Communications,
             +31 (0)20-535-6789
             or
             Taylor Rafferty
             Jeff Zelkowitz (Investor Relations),
             Patricia Zafiriadis (Media Relations), 212-889-4350

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                VAN DER MOOLEN HOLDING N.V.

         Date: August 7, 2003   By: /s/ Friedrich M.J. Bottcher
                                    ---------------------------

                                name: Friedrich M.J. Bottcher
                                title: Chairman of the Executive Board

                                By: /s/ Frank F. Dorjee
                                    ---------------------------

                                name: Frank F. Dorjee
                                title: Chief Financial Officer
                                   Member of the Executive Board

                                By: /s/ James.P. Cleaver, Jr.
                                    ----------------------------

                                name : James P. Cleaver, Jr.
                                title: Member of the Executive Board

                                By: /s/ Casper F. Rondeltap
                                    ----------------------------
                                name : Casper F. Rondeltap
                                title: Member of the Executive Board